CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the nine months ended July 31, 2014

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the nine months ended July 31, 2014 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 12, 2014, and compares its financial results for the nine and three months ended July 31, 2014 to the nine and three months ended July 31, 2013. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the years ended October 31, 2013 and October 31, 2012. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining that mineralization, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Carbon Creek Metallurgical Coal project in north-east British Columbia (“Carbon Creek”);

  the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of any proposed future work with respect to Carbon Creek;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and

  the Company’s ability to negotiate acceptable option/joint venture or sale agreements for some or all of its “non-core” properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 2

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to raise the necessary capital to be able to continue in business and to implement its business strategies, to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned activities and to meet its anticipated general and administrative expenses for the remainder of the fiscal year ending October 31, 2014 and, in particular, past the next 2 to 3 months;

  the level and volatility of the price of commodities, and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s proposed work programs, particularly at Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete any proposed work at Carbon Creek;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries; and

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 3

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposit on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 4

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at September12, 2014.

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties and, more recently, debt. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

General

Cardero is focussed on advanced stage projects, and on bulk commodities such as metallurgical coal, where it can add value through identification and acquisition of advanced projects. Metallurgical coal markets are experiencing a sustained downturn at present and Cardero’s strategy is to maintain ownership of metallurgical coal assets, where holding costs are appropriate to market conditions, and to acquire additional coal resources where opportunities arise. Cardero is also reviewing a number of opportunities outside of metallurgical coal, in particular, copper project.

The Company’s strategy in respect of Carbon Creek is to maintain its interest to the extent that it makes financial sense and the Company has the ability to do so. To this end, on May 31, 2014, the Company surrendered its interest in the Carbon Creek Coal Lease, as it could not justify making the approximately $12.5 million in advance royalties required in the next 5 years.

Property	Total Costs Capitalized at October 31, 2013	Total Costs Capitalized at July 31, 2014	Proposed Fiscal 2014 Expenditures(1)
Carbon Creek Metallurgical Coal Project, BC, Canada	$78,152,650	$ 57,308,724	$1,000,000

Note:	1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2014 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures, as well as the Company raising the necessary financing to carry out its planned work, as it does not currently have the required funds to carry out the planned work.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 5

Material Mineral Property

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

The Carbon Creek Metallurgical Coal Project (“Carbon Creek”) is the Company’s flagship asset and its sole material property at this time. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The Carbon Creek property, held by Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

The Carbon Creek project is a joint venture between Cardero Coal Ltd. (a wholly owned subsidiary of the Company) (“Cardero Coal”) and the Carbon Creek Partnership, with Cardero Coal acting as the manager of the joint venture. Having completed the acquisition of its interest in Carbon Creek in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012.

Until May 31, 2014, Carbon Creek consisted of four coal licenses and a coal lease (“Coal Lease”) over the coal underlying certain contiguous crown granted district lots, comprising a contiguous tenure parcel of 17,200 hectares. Effective May 31, 2014 the Company withdrew from the Coal Lease. The withdrawal from the Coal Lease does not affect the status of the joint venture, but reduces the number of coal tenures held by the joint venture.

Prior to issuing notice of withdrawal from the Coal Lease, the Company discussed options and alternatives in detail with the Company’s investment banking advisors at Macquarie Capital Markets. The current metallurgical coal commodity market is at an historical low, with benchmarked Hard Coking Coal (“HCC”) quarterly prices of US $120 per tonne. The time-scale within which HCC prices may recover, and the extent of the expected recovery, is unknown. In the context of this market, the making of the scheduled aggregate $12.5 million in advance royalty payments over the coming 5 years was simply not justifiable and not in the best interests of the Company’s shareholders.

The Company advises shareholders that, with the Company’s withdrawal from the Coal Lease and the consequent reduction in the size of Carbon Creek, there is no longer a current NI 43-101 report on Carbon Creek and the previous PFS for Carbon Creek dated November 6, 2012 is no longer valid and can no longer be relied upon.

The Company intends, subject to raising the necessary financing, to commission a new NI 43-101 report on Carbon Creek during 2014. It is anticipated that the new report will take account of a number of factors:

  The Carbon Creek resources will consist only of those coal seams located within the coal licenses held by the joint venture (“Licenses”) and will exclude any coal seams previously covered by the Coal Lease.

  An additional 23,000 metres of drilling was completed on the Licenses after publication of the Prefeasibility Study in 2012. The new 43-101 report will be based on a new geological model and will contain a new resource estimate, which will include the data from the additional drilling.

  The new drill data has substantially increased the number of seams included in the geological model (from 27 to 47), primarily through improved confidence in correlating seams from hole to hole. It is anticipated that, while the quantum of the resource on the Licenses is not expected to change materially, the increase in the number of seams should allow a re-evaluation of potential mining methods, which may increasing the percentage of surface mineable resources on the Licenses.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 6

On September 5, 2014, Cardero Coal completed the acquisition from Peace River Coal Ltd. of 13 applications for coal licenses. The total price for these applications was $235,000, which was paid in cash on closing. These applications cover 15,300 hectares of lands lying to the east and west, and contiguous to, the Licenses, or other applications held by Cardero Coal.

Other Mineral Properties

Sheini Hills Iron Ore Project, Ghana

Cardero Ghana Ltd. (an indirect wholly owned Ghanaian subsidiary of the Company (“Cardero Ghana”), has entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011 (the “Effective Date” of each joint venture) with Emmaland Resources Ltd. (“Emmaland”) to explore and, if warranted, develop, the lands subject to three prospecting licenses covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Ore Project (approximately 400 square kilometres in aggregate). Pursuant to the joint ventures, Cardero Ghana can acquire a 100% joint venture interest in each of the three prospecting licenses, subject to (a) a 10% NPI in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses subsequently issued to Emmaland.

Cardero Ghana did not make the payment due under the Sheini North joint venture in December 2012, and has not made the payments due under the Sheini North, Central or South joint ventures due in December 2013. The Company has been negotiating with Emmaland for extensions of such payments for an additional year. However, it has been unable to conclude such negotiations and has determined to withdraw from the respective joint ventures and terminate its interest in the Sheini project. Accordingly, On August 16, 2014, Cardero Ghana sent a formal Notice of Withdrawal to Emmaland withdrawing from the North, Middle and South Sheini Joint Ventures. The withdrawal from such joint ventures will become effective 60 days thereafter.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company (“Cardero Argentina”). On September 11, 2013, Artha officially notified the Company that Artha did not incur the required expenditures and has consequently dropped its option to acquire any interest in the property. The Company’s Argentinean subsidiary holds the Organullo property directly, and there are no underlying agreements.

The Company continues to investigate ways of bringing shareholders some value from this gold exploration project. There can be no certainty that the Company will be successful in completing a deal.

Pirquitas Property, Argentina

During the three months ended July 31, 2014, Cardero Argentina disposed of all of its interest in the Minas Pirquitas property in Argentina for gross proceeds of USD 50,000. The Company received a facilitation fee of USD 850,000 for services rendered in connection with the termination of an option agreement with Artha, thereby permitting the disposition to proceed. The Company paid a finder’s fee of USD 22,500 to an arm’s length individual and USD 212,942 to Artha in consideration of Artha terminating its existing option agreement with respect to the Minas Pirquitas property.

Titac Property, Minnesota

Effective August 12, 2014, the Company withdrew from and terminated the mining lease with respect to the Titac property, Minnesota, and returned the property to the lessor.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 7

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in British Columbia, Canada. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources and or known reserves), the following risk factors, among others, will apply:

Lack of Operating Funds: At the present time, the Company is experiencing significant difficulty in raising additional capital to continue its operations. The Company has taken steps to conserve cash by reducing staffing, halting/delaying further work on its properties, including the Environmental Assessment Application and planned BFS for Carbon Creek, moving to shut down its subsidiaries in Peru and the United States and selling, joint venturing or surrendering its interest in its properties other than Carbon Creek. Although the Company continues to pursue potential funding opportunities, there can be no assurance that it will be successful in doing so. If the Company is unable to secure additional financing, it may be forced to further curtail or cease operations and may lose its interest in some or all of its properties, including Carbon Creek, which is its only material property at this time.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There are no known reserves or resources on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 8

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2013 and into 2014, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of commodity prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 9

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties can be a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Argentina and Ghana, where blockades of access to the Company’s properties, hostile actions by local communities and indigenous peoples and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements. Such issues can also occur in Canada, especially in connection with actions concerning resource development projects and involving first nations and environmental protest groups.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and, with the exception of Carbon Creek, the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities, the sale or optioning of a portion of its interest in its mineral properties or debt financing, none of which may be available at any particular time. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, through the sale or possible syndication of its properties, or through short-term debt facilities, there is no assurance that any such funds will be available through any of such methods on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 10

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Argentina, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, and expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 11

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentinean pesos and Ghanaian cedis. The Company’s operations in the United States, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 12

  these estimates will be accurate;

  reserve, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for coal, iron ore and other commodities, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company or its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 13

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Financial Results of Operations

During the nine months ended July 31, 2014, the Company incurred a net loss of $24,700,030 (2013 – $25,851,647) and during the three months ended July 31, 2014 the Company incurred a net loss of $261,245 (2013 – $16,091,678).

The following discussion explains the variations in key components of these numbers. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Nine Months ended July 31, 2014 compared to nine months ended July 30, 2013

The Company’s operating expenses were $23,274,788 (2013- $23,633,737), and reviews of the major items are as follows:

  Consulting fees decreased to $219,374 (2013 - $998,396), primarily due to a reduction in activity in the Company’s subsidiaries and cost reductions implemented by the Company due to less activity;

  Insurance costs decreased to $79,942 (2013 - $161,848), primarily due to a reduction in activity in the Company’s subsidiaries and an adjustment of $35,774 to the understated insurance expenses related to 2013;

  Investor relations costs decreased significantly to $12,926 (2013 - $142,596), due to a decrease in share based payments to $Nil (2013 - $37,644), as well as a significant reduction in investor relations activities due to the lack of corporate funds and reduction in the Company’s activities. For the same reason, corporate development costs declined to $52,860 (2013 - $167,942) as did travel costs, which fell to $44,925 (2013 - $226,699);

  Office costs of $361,971 (2013 - $623,430) decreased primarily due to a slow-down of activities in the Company, the curtailing of operations in Cardero Coal, and significant reductions in the activities of the Company’s Ghanaian, Peruvian and Argentinean subsidiaries due to a curtailing of exploration activities in these countries;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 14
  Professional fees of $308,866 (2013 - $1,474,733), decreased due to significant reduction in the Company’s overall activities and the fact that significant legal fees incurred in the prior year due to a loan facility that did not close and renegotiation of short term loan structure were not repeated in the current period;

  Salaries and benefits of $800,607 (2013 - $2,894,397) decreased due to the termination of all of the employees of Cardero Coal, a significant reduction in work force at the Ghanaian subsidiary and a salary reduction for remaining employees of the Company. Share-based payments of $185,785 (2013 - $390,774) is included in salaries and benefits; and

  Impairment losses on exploration and evaluation assets of $21,004,470 (2013 - $16,511,763). On May 31, 2014, the Company withdrew from the Coal Lease which formed part of property subject to the Carbon Creek joint venture. As a consequence of such withdrawal, the Company determined that the carrying value of Carbon Creek was impaired and wrote off cumulative costs incurred to date of $21,004,470 as an impairment charge in the consolidated statements of loss. In 2013 the Company determined that the carrying value of TiTac and Longnose property in the USA and the Sheini property in Ghana were impaired and wrote off cumulative costs incurred to date of, $3,775,254 and $12,736,509 respectively, as an impairment charge in the condensed consolidated statement of loss.

Other items showed a loss of $1,659,383 (2013 - $2,266,651). Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest expenses increased significantly to ($3,130,489) (2013 - $608,512), representing the interest on the USD 5.7M secured notes issued in August, 2013 and on the USD 5.0M line of credit established in December, 2013 (of which USD 4.07M has been drawn down);

  The realized loss on Trevali warrants in the current period of $87,470 (2013 - $Nil). These warrants expired, unexercised, on January 16, 2014;

  Due to a decrease in the fair value of available-for-sale investments the Company recorded a loss of $130,661 (2013 – $1,353,989). These changes are due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized a gain of $1,563,016 (2013 - $Nil) on the settlement of certain debts to trade creditors;

  The Company received a facilitation fee of $671,717 (2013 - $Nil) in connection with services rendered by the Company so as to enable Cardero Argentina to proceed with the sale of its interest in the Minas Pirquitas property in Argentina;

  As a consequence of a flow-through share private placement completed in December, 2012 (“Placement”), the Company was required to incur certain exploration expenditures for flow-through purposes on or before December 31, 2013. The Company did not incur $1,661,521 of these expenditures and was therefore required to pay to the Canada Revenue Agency Flow-Through Part XII.6 interest and penalties in the amount of $166,152 (2013 $Nil); and

  The Company entered into an agreement with one of the investors in the Placement to absorb all of the reduction in required expenditures and thereby accept a reduced renunciation, in consideration of the payment by the Company of the sum of $227,500.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 15

Three Months ended July 31, 2014 compared to three months ended July 31, 2013

The Company’s operating expenses were $462,218 (2013 - $15,225,7938), and reviews of the major items are as follows:

  Consulting fees decreased to $792 (2013 - $485,382), primarily due to a reduction in activity in the Company’s subsidiaries and cost reductions implemented by the Company due to less activity;

  Investor relations costs decreased significantly to $Nil (2013 - $20,768), due to a significant reduction in investor relations activities due to the lack of corporate funds and reduction in the Company’s activities. For the same reason, corporate development costs declined to $6,238 (2013 - $21,172) as did travel costs, which fell to $21,497 (2013 - $39,241);

  Professional fees decreased significantly to $146,103 (2013 - $474,557), due to significant reduction in the Company’s overall activities and the fact that significant legal fees incurred in the prior year due to a loan facility that did not close and renegotiation of short term loan structure were not repeated in the current period;

  Office costs of $102,799 (2013 - $179,104), decreased primarily due to a slow-down of activities in the Company, the curtailing of operations in Cardero Coal, and significant reductions in the activities of the Company’s Ghanaian, Peruvian and Argentinean subsidiaries due to a curtailing of exploration activities in these countries;

  Salaries and benefits of $203,085 (2013 - $1,119,242), decreased due to the termination of all of the Cardero Coal employees, a reduction in work force at the Ghanaian subsidiary and a salary reduction for remaining employees of the Company. Share-based payments of $Nil (2013 - $323,649) is included in salaries and benefits; and

  Impairment losses on exploration and evaluation assets of $3,523 were significant less that in 2013 ($12,736,509). In 2013 the Company determined that the carrying value of TiTac and Longnose properties in the USA and the Sheini property in Ghana were impaired and wrote off cumulative costs incurred to date of, $3,775,254 and $12,736,509 respectively, as an impairment charge in the condensed consolidated statement of loss.

Other items showed a gain of $203,184 in the current period versus a loss of $877,327 in the comparable period of 2013. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest expenses increased significantly to ($599,668) (2013 - $575,832), representing the interest on the USD 5.7M secured notes issued in August, 2013 and on the USD 5.0M line of credit established in December, 2013 (of which USD 4.07M has been drawn down);

  There was no unrealized loss on warrants of Trevali in the current period (2013 - $51,564);

  Due to a decrease in the fair value of available-for-sale investments the Company recorded a loss of $58,532, which was significantly less than in 2013 ($241,454). These changes are due to market fluctuations which are entirely outside of the Company’s control; and

  The Company received a facilitation fee of $671,717 (2013 - $Nil) in connection with services rendered by the Company so as to enable Cardero Argentina to proceed with the sale of its interest in the Minas Pirquitas property in Argentina.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 16

SELECTED ANNUAL INFORMATION

The Company’s consolidated financial statements for the year ended October 31, 2013 have been prepared in accordance with IFRS. The following selected financial information for the year ended October 31, 2013 is taken from the Company’s audited consolidated financial statements for the year ended October 31, 2013. The information for the years ended October 31, 2012 and 2011 are taken from the audited consolidated financial statements for the years ended October 31, 2012 and 2011. This information should be read in conjunction with those statements. Selected annual financial information appears below.

	October 31, 2013	October 31, 2012	October 31, 2011

Interest (expense) revenue	$(1,389,964)	$149,434	$1,659,273
Loss for the year	$(29,759,663)	$(11,594,099)	$(25,148,877)
Net loss per share	$(0.27)	$(0.13)	$(0.36)
Total assets	$89,114,381	$106,301,442	$108,478,339

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results for the past eight quarters:

Fiscal 2014

	First Quarter	Second Quarter	Third Quarter
Interest income (expenses)	$(1,508,216)	$(1,022,605)	$(599,668)
Gain (loss) on sale of investments	(4,589)	(4,024)	71
Impairment (losses) on available-for-sale investments	(10,144)	(61,985)	(58,532)
Write-off of exploration and evaluation assets	-	(21,000,947)	(3,523)
Net loss	(1,438,413)	(23,000,371)	(261,245)
Net loss per share	(0.01)	(0.20)	(0.01)
Comprehensive loss	$(1,272,568)	$(23,126,774)	$(307,027)

Fiscal 2013

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income (expenses)	$16,705	$(49,385)	$(575,832)	$(781,452)
Gain (loss) on sale of investments	17,230	-	-	(56,792)
Impairment losses on available-for-sale investments	(596,766)	(515,769)	(241,454)	(83,041)
Write-off of exploration and evaluation assets	(3,775,254)	-	(12,736,509)	64,650
Net loss	(6,456,276)	(3,303,693)	(16,091,678)	(3,908,016)
Net loss per share	(0.06)	(0.03)	(0.14)	(.04)
Comprehensive loss	$(6,384,719)	$(3,383,243)	$(15,851,258)	$(3,961,245)

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 17

Fiscal 2012

Fourth Quarter
Interest income	$(1,944)
Gain (loss) on sale of investments	(2,138,529)
Impairment loss	(3,335,434)
Gain on loan settlement	-
Write-off of exploration and evaluation assets	(3,554,667)
Net income (loss)	(11,887,299)
Net income (loss) per share	(0.14)
Comprehensive income (loss)	$5,829,841

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict. The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of any employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period, although the Company has taken steps, particularly over the past 4 quarters, to reduce its general operating costs as detailed elsewhere in this MD&A. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict. Interest expense is dependent to a large degree upon the necessity of the Company to secure funding through long or short term debt (until April, 2013, the Company did not have any short or long-term debt or the associated interest expense) and the success of the Company in securing such debt financing, as well as the relative interest rate negotiated, which cannot be predicted in advance. However, the increasing reliance by the Company on short-term debt/lines of credit will have the effect of significantly increasing interest expense over that seen in the quarters prior to the second quarter of the fiscal year ended October 31, 2013 and this is not expected to change for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. Over the past three fiscal years, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. The Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which had significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. As illustrative of this, the current market conditions for junior resource equities have resulted in a significant decline in the market value, and hence the price at which the Company can sell, any of its remaining resource related investments, and the Company does not presently envision raising any further significant funds through the sale of such investments. In addition, the Company has already disposed of the bulk of its resource-related investments and therefore does not anticipate being able to generate material funds through further sales in the foreseeable future. The Company can raise funds through the sale of interests in its mineral properties, and negotiations in this regard are underway, although there can be no assurance that it will be successful in doing so.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 18

In 2013 the Company successfully secured funding through the sale of senior secured notes and establishing secured lines of credit, which, while they generate working capital, also bring with them significant interest expense. In addition, as such financings are denominated in US dollars, they increase the foreign exchange loss risk to the Company as the US-Canadian exchange rate may be significantly lower upon repayment that when the funding was initially secured or advanced.

On August 9, 2013 the Company completed a private placement of senior secured notes (the “Kopple Notes”) in the aggregate principal amount of USD 5,700,000 with entities controlled by Robert C. Kopple of Los Angles, California, USA (the “Kopple Lenders”). The full proceeds of the Kopple Notes were used to pay off the indebtedness owing to the holders of certain senior secured notes issued in April 2013 immediately following closing of the Kopple Note transaction.

Kopple Notes in the amount of USD 3,700,000 were due no later than March 14, 2014, while USD 2,000,000 of the Kopple Notes is due on August 8, 2014. Interest will accrue at the rate of 10 per cent per year, payable quarterly. The Kopple Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Kopple Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the Kopple Notes remain outstanding, other than a change of control caused by the Kopple Lenders or their associates or affiliates, the holders of the Kopple Notes will have the right to put the Kopple Notes to the Company for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Kopple Notes, the Kopple Lenders were issued transferrable warrants (“August Kopple Warrants”) to purchase an aggregate of 28,359,066 common shares of the Company. The August Kopple Warrants have a term of seven years, and are exercisable at a price of 9.5 cents.

On December 5, 2013 the Company completed the implementation of a USD 5,000,000 million line of credit (“Credit Line”) from the Kopple Lenders. The Credit Line reflects or includes all amounts advanced by the Kopple Lenders since the purchase of the Kopple Notes, interest due under the Kopple Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Kopple Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3,700,000 million of the Kopple Notes was extended from December 31, 2013 subsequently to February 28, 2014 and further extended to March 31, 2014. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Kopple Lenders will have the right to seek representation on the Company’s board of directors.

In March, 2014, the Company received a total of $3,774,651 (including interest) in connection with its application for the BC Mineral Exploration Tax Credit (“BCMETC”). On receipt, the BCMETC funds were used to make part of the payment of USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest) due on or before March 14, 2014 under the Kopple Notes, with the balance of USD 545,838 in excess of the BCMETC being paid from the Credit Line. On August 25, 2014, the Company made a payment of USD 480,000 under the Credit Line, thereby reducing the amount owing and interest thereon. This amount will be available for subsequent advances under the Credit Line.

The Company did not repay the USD 2,000,000 of Kopple Notes due August 8, 2014, nor was it successful in raising, by way of one or more private placements of equity or subordinated debt, an aggregate minimum net amount of USD 2,200,000 by August 1, 2014 as required under the terms of the Credit Line. The failure to make the required repayment and to complete such placement(s) are both events of default under the Credit Line. As at the date of this MD&A the Kopple Lenders have not issued a notice of default to the Company, and the Company is presently in negotiations with the Kopple Lenders to extend the due date of the USD 2,000,000 (plus accrued interest of USD 200,000) in Kopple Notes, and the requirement to complete one or more private placements of equity or subordinated debt, for a one year period. While the Company believes that it will be successful in doing so, if the Company is unable to negotiate an extension to complete the required private placements, and to extend the due date of the Kopple Notes still outstanding, the Company will be in default under both the Kopple Notes and the Credit Line, and the Lenders will have the right to issue a notice of default and thereafter realize on their security. If this occurs, it is likely that the Company would lose all interest in Cardero Coal, and hence Carbon Creek. There can be no assurance that the Company will be successful in negotiating the extensions detailed above.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 19

As additional consideration for the establishment and funding of the Credit Line, the Company agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,398 common shares of the Company (the “December Kopple Warrants”). Of this number, 28,359,066 were issued to the Kopple Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 December Kopple Warrants is subject to the approval thereof by the Company’s shareholders (subsequently obtained, see below). The December Kopple Warrants have a term of seven years, and are exercisable at a price of $0.139 (subsequently reduced, see below).

At its 2014 Annual General Meeting held April 4, 2014 in Vancouver, British Columbia (“AGM”), the Company’s shareholders approved, by 95.12% of the votes cast (excluding any votes cast by Robert C. Kopple or his affiliates or associates), each of the following matters:

1.

the issuance of additional December Kopple Warrants to purchase an additional 5,029,165 common shares to E.L. II Properties Trust and warrants to purchase an additional 5,029,165 common shares to the Kopple Family Partnership, LP., and thereby resulting in the Company having made issuable, within a three month period, a number of common shares in excess of 25% of the number of common shares outstanding at the commencement of such three month period;

2.	the reduction in the exercise price, from $0.139 to $0.10, of the issued, and to be issued, December Kopple Warrants;

3.

the extension of the expiry date of certain incentive stock options to purchase 3,600,000 common shares of the Company at $0.10 held by Robert C. Kopple (“Kopple Options”) to July 3, 2020 (unless sooner exercised) notwithstanding that Mr. Kopple sooner ceases, for any reason, to be qualified to hold incentive stock options under the 2012 Incentive Stock Option Plan of the Company; and

4.

the exercise, by Mr. Robert C. Kopple, and any of his associates or affiliates, including, without limitation, the Lenders, of the Kopple Option, the August Kopple Warrants, the December Kopple Warrants, which exercises may result in Robert C. Kopple, together with his associates and affiliates (including the Lenders), holding in excess of 19.99% of the then issued common shares of the Company, and the consequent creation of Robert C. Kopple as a control person of the Company.

The Lenders have requested that the Company amend the August Kopple Warrants and the December Kopple Warrants to include a “cashless” exercise feature, and the Company has agreed to do so, subject to settling approved wording in respect thereof. The amendment of the warrants to include such a feature does not require TSX acceptance, provided that an exercise formula acceptable to the TSX is used and it is the intention of the parties to use such a formula.

In December 2013, the Company successfully completed a number of debt settlements with a number of arm’s length creditors. Pursuant to such settlements, on December 12, 2013, the Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share. The Company continues to seek to negotiate additional settlements with other creditors for cash, or cash plus shares, although there can be no certainty that it will be successful in doing so.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 20

The Company expects that it will operate at a loss for the foreseeable future. While the Company has secured financing through the establishment of the Credit Line, the Company requires additional funding in order to carry on business and meet its objectives of advancing the Carbon Creek project. The Company is focussed on securing additional funding but, at this time, currently has no funding commitments or arrangements for additional financing beyond the Credit Line and there can be no assurance that it will be successful in doing so.

As July 31, 2014, the Company reported cash and cash equivalents of $29,963 compared to $291,277 at October 31, 2013. The change in cash and cash equivalents over the year is comprised of funds used by investing activities of $2,379,603 and ($3,314,122) from operations, and $673,205 provided by financing activities due to drawdowns under the Credit Line and repayment of loan. As at July 31, 2014, the Company had a working capital deficit of $4,807,519 compared to working capital of $6,498,875 at October 31, 2013.

Over the past year, the Company has recently taken steps to reduce its cash requirements, including terminating all of the employees of Cardero Coal and several of the Company’s employees, terminating certain consulting agreements, implementing a 20% reduction in the salaries of the remaining employees of the Company, stopping work on the BFS and determining not to proceed with application for an EAC for Carbon Creek, selling off or shutting down the operations of its subsidiaries in Mexico, Peru, Argentina and Ghana and reducing its office space and concurrent expenses. The Company also disposed of its materials testing laboratory, including all laboratory equipment, in South Carolina, in consideration of receiving public company securities valued at $100,000 (subsequently sold by the Company) and the forgiveness of USD 35,000 owing by the Company.

The Company anticipates that its monthly burn rate for general and administrative expenses is approximately $140,000, and that the undrawn amount available under its current secured line of credit is approximately USD 1,065,212 as at September 12, 2014. This amount is sufficient to fund the Company’s anticipated general and administrative expenditures for the balance of the fiscal year ending October 31, 2014. However, in order to prepare the new 43-101 report in respect of Carbon Creek, and to carry out any work on any of its properties, including Carbon Creek, the Company will be required to raise additional funding. If the Company is unsuccessful in doing so, then it will not be able to proceed with the preparation of the new 43-101 report on Carbon Creek or to carry out any meaningful activities at Carbon Creek.

Other than cash held by its subsidiaries for their immediate operating needs in the United States, Argentina, Peru and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

During the period ended July 31, 2014 and to the date of this MD&A, there has been a material change, being a significant reduction, in the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its annual MD&A. Such reduction occurred as a result of the Company’s withdrawal from the Coal Lease, which has reduced the estimated expenditures for advance royalties. In addition, as the Company has made the decision to withdraw from the Sheini joint ventures, the anticipated payments under those joint ventures are no longer planned. As a consequence, the payments due for Mineral Property Leases/Options have been reduced form a total of $38,609,230 to approximately $27,000 per year, representing the anticipated yearly fees payable to the BC Government in respect of the 4 existing coal licenses at Carbon Creek. When and if additional applications for coal licenses are granted, and new coal licenses are issued in respect thereof, such fees will increase correspondingly.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 21

RELATED PARTY TRANSACTIONS

During the three and nine months ended July 31, 2014, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

		Purpose of	Three Months	Nine Months
Name	Relationship	transaction	Ended	Ended
Hendrik van Alphen	CEO, President & a Director of the Company	Wages and Salaries	$52,000	$156,000
Lawrence W Talbot	VP & General Counsel of the Company	Wages and Salaries	$20,000	$60,000
Keith Henderson	Executive Vice President of the Company	Wages and Salaries	$48,000	$80,000
Blaine Bailey	CFO of the Company	Wages and Salaries	$25,000	$90,000
Glenn Hoffman	CEO of Cardero Iron Ore	Wages and Salaries($US)	$-	$26,666
Marla Ritchie	Corporate Secretary of the Company	Wages and Salaries	$15,000	$54,000
Stephan Fitch	Director of the Company	Director's fees	$3,000	$7,000
Stephan Fitch	Director of the Company	Consulting fees	$-	$6,000
Robert Van Doorn	Director of the Company	Director's fees	$4,000	$4,000
Leonard Harris	Director of the Company	Director's fees	$3,000	$7,000
Lawrence W. Talbot Law Corporation	Company controlled by an officer of the Company	Professional fees	$22,068	$66,205
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$-	$64,000

During the period ended July 31, 2014 and to the date of this MDA the following stock options where granted to related parties:

(a)	On February 7, 2014, there were 2,036,000 stock options, exercisable at $0.18 per share until February 7, 2016, granted to related parties, as follows:

Name	Relationship	Options
Hendrik van Alphen	CEO & President of the Company	600,000
Keith Henderson	Executive Vice-President of the Company	600,000
Stephan Fitch	Director of the Company	336,000
Blaine Bailey	CFO of the Company	150,000
Marla Ritchie	Corporate Secretary of the Company	150,000

PROPOSED TRANSACTIONS

Except as noted elsewhere in this MD&A, although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed previously or herein.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 22

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

Mineral property impairment

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned and results of exploration and evaluation activities on the exploration and evaluation assets. The Company concluded that, as a result of the withdrawal from the Coal Lease, which formed part of Carbon Creek, an impairment indicator existed. The Company determined that all attributed expenditures for acquisition and exploration costs on the Coal Lease (and the precursor coal lease option agreement) would be written off. The joint venture with CCP, and the Company’s interest in the remaining coal tenures under the joint venture, is in good standing and further exploration is planned once additional financing has been obtained. Based on an impairment test performed on the Company’s remaining interest in Carbon Creek, the Company concluded that no additional impairment was required as at July 31, 2014.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Please refer to note 2 of the July 31, 2014 the condensed interim consolidated financial statements for a comprehensive review of the accounting policies adopted during the current period.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash at July 31, 2014 was $29,963 of which $3,382 was held in US, Argentinean, Ghanaian and Peruvian currencies.

The Company’s receivables and payables at July 31, 2014 were normal course business items. The accounts receivable are settled on a regular basis. The Company’s investments in Abzu, Wealth, Artha, and Xiana are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations, although the current market prices and lack of liquidity for certain of such investments seriously affects the Company’s ability to so dispose of those investments.

EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 23

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as of April 30, 2014. This evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Edition).

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of July 31, 2014.

Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of July 31, 2014, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting;

Due to the significantly reduced number of employees over prior years the Company does not have sufficient resources to maintain adequate segregation of duties as is necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the Company’s disclosure controls and procedures.

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that, taking into account the present stage of the Company’s development and the significant difficulty in securing ongoing operating funding, the Company does not have sufficient size and scale to warrant, and cannot realistically afford, the hiring of the additional staff that would be required to correct the weakness at this time.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on May 1, 2014 and ended on July 31, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In 2013, the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) updated the Internal Control – Integrated Framework (1992) used by the Company to assess its ICFR and released the Internal Control – Integrated Framework (2013). COSO’s enhancements to the framework are intended to address the significant changes in the business environment and associated risks since 1992, specify criteria to use in the development and assessment of internal control, and increase the focus on operations, compliance and nonfinancial reporting objectives. As part of its release of the 2013 framework, COSO indicated that it will consider the 1992 framework superseded as of December 15, 2014. The Company is presently assessing the changes contained in the 2013 framework with a view to formulating a plan to transition to the 2013 framework commencing in the fiscal year ending October 31, 2015.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 24

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at July 31, 2014:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	117,366,887	$126,163,632

As at September 12, 2014:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	117,366,887	$126,163,632

2.	Options Outstanding: As at July 31, 2014:

Number	Exercise Price	Expiry Date
125,000	$ 0.78	September 27, 2014
1,925,000	$ 0.20	May 28, 2015
6,404,000	$ 0.11	July 3, 2020
2,036,000	$ 0.18	February 6, 2016

10,490,000

As September 12, 2014:

Number	Exercise Price	Expiry Date
125,000	$ 0.78	September 27, 2014
1,925,000	$ 0.20	May 28, 2015
6,404,000	$ 0.11	July 3, 2020
2,036,000	$ 0.18	February 6, 2016

10,490,000

3.	Warrants Outstanding: As at July 31, 2014:

Number	Exercise Price	Expiry Date
28,359,066	$ 0.095	August 9, 2020
28,359,066	$ 0.10	December 5, 2020
10,058,330(1)	$ 0.10	December 5, 2020

66,776,462

(1)	Warrants not yet issued, although the Company is committed to issue these, shareholder approval having been obtained on April 4, 2014.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine months ended July 31, 2014	Page 25

As at September 12, 2014:

Number	Exercise Price	Expiry Date
28,359,066	$ 0.095	August 9, 2020
28,359,066	$ 0.10	December 5, 2020
10,058,330(1)	$ 0.10	December 5, 2020

66,776,462

(1)	Warrants not yet issued, although the Company is committed to issue these, shareholder approval having been obtained on April 4, 2014.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.